SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


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                                  SCHEDULE 13G

                        Information Statement pursuant to
                              Rule 13d-1 and 13d-2

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                         Affinity Technology Group, Inc.
                                (Name of Issuer)


                         COMMON STOCK, $.0001 PAR VALUE
                         (Title of Class of Securities)


                                    00826M103
                                 (CUSIP Number)

                                December 15, 2000
             (Date of event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [_] Rule 13d-1(b)

                                [x] Rule 13d-1(c)

                                [_] Rule 13d-1(d)


                         (Continued on following pages)

                               (Page 1 of 4 Pages)
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                                                               Page 2 of 4 Pages

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1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    AMRO International, S. A.
    None
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [_]
                                                        (b) [_]
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3.  SEC USE ONLY
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4.  CITIZENSHIP OR PLACE OF ORGANIZATION:     Panama
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                          5.   SOLE VOTING POWER
                               3,023,991 shares of Common Stock of the Issuer.
                          ------------------------------------------------------
    NUMBER OF             6.   SHARED VOTING POWER
      SHARES                   None.
   BENEFICIALLY           ------------------------------------------------------
     OWNED BY             7.   SOLE DISPOSITIVE POWER
       EACH                    3,023,991 shares of Common Stock of the Issuer.
     REPORTING            ------------------------------------------------------
    PERSON WITH           8.   SHARED DISPOSITIVE POWER
                               None.
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9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    3,023,991 shares of Common Stock of the Issuer.
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10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES                                                  [_]
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11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                      9.9 %
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12. TYPE OF REPORTING PERSON
                                       CO
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Item 1(a).   Name of Issuer.
             Affinity Technology Group, Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices.
             1201 Main Street, Ste. 2080
             Columbia, SC  29201

Item 2(a).   Names of Person Filing.
             AMRO International, S. A.

Item 2(b). Address of Principal Business Office, or if none, Residence. The address of the principal business office of AMRO
             International, S. A. is:
             c/o Ultra Finance Ltd.
             Grossmuensterplatz 6
             P.O. Box 4401
             CH 8022 Zurich

Item 2(c).   Citizenship.
             AMRO International, S.A. is a Panamanian Corporation.

Item 2(d).   Title of Class of Securities.
             Common Stock, $.0001 par value per share.

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                                                               Page 3 of 4 Pages


Item 2(e).   CUSIP Number.
             00826M103

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:
             Not applicable.  This statement is filed pursuant to Rule 13d-1(c)

Item 4.      Ownership.

        (a) Amount beneficially owned by reporting person, are 3,023,991 shares of Common Stock of the Issuer.

        (b) Percent of Class: The reporting person holds 9.9% of the Issuer's issued and outstanding Common Stock (based on 30,545,360 shares of Common Stock of the Issuer issued and outstanding as of November 2, 2000 as reported in the Issuer's most recently filed Form 10-Q).

        (c)  Number of shares as to which such person has:

             (i) Sole power to direct the vote: 3,023,991 shares of common stock of the Issuer.

             (ii)  Shared power to vote or to direct the vote: None.

             (iii) Sole power to dispose or direct the disposition of the
                   Common Stock: 3,023,991 shares of Common Stock of the
                   Issuer.

             (iv)  Shared power to dispose or direct the disposition of:
                   None.

Item 5.      Ownership of Five Percent or Less of a Class.
             Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
             Not applicable.

Item 8.      Identification and Classification of Members of the Group.
             Not applicable.

Item 9.      Notice of Dissolution of Group.
             Not applicable.

Item 10.     Certification.
             By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

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                                                               Page 4 of 4 Pages


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     February    2001
                                             ---------------------------------
                                                           (Date)
                                             ---------------------------------
                                               /s/ AMRO International, S. A.
                                               By: H.U. Bachofen, Director

                                             ---------------------------------

                                             ---------------------------------
                                                        (Signature)